CUTLER LAW GROUP
                                   Attorneys at Law
                    www.cutlerlaw.com     M. Richard Cutler, Esq.
                    =================     =======================

                                January 24, 2007

Ade K. Heyliger, Attorney-Advisor
Pam Carmody, Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.  20549

RE:  Competitive Technologies, Inc.
     Definitive Additional Materials filed by
     The Committee to Restore Stockholder Value
     File No. 001-08696

Gentlemen and Ladies:

     This letter is written in response to your correspondence dated January 19, 2007 addressed to the undersigned, M. Richard Cutler, counsel to The Committee to Restore Stockholder Value (the "Committee"), relating to certain additional proxy solicitation materials by the Committee in connection with the Annual Meeting of Stockholders of Competitive Technologies, Inc. (the "Company"). This letter provides responsive comments to your letter.

DFAN14A MATERIALS
-----------------

1. We note your response to prior comment 1 in our letter dated January 19, 2007 and the Committee's subsequent press release dated January 22, 2007. However, given your statements in prior releases that your slate was actually elected at the Annual Meeting, it is insufficient to now state that you believe your slate would have been elected if a vote had been held. Please revise your press release promptly to affirmatively state that your slate was not elected at the January 16, 2007 meeting, as no vote on the election of directors was held at that time.

     In our press release forwarded today, the Committee advises that " the nominees of the Committee have not yet been elected because no vote on that matter was called at the meeting ".

     We determined at our challenge session with the Inspectors of Election yesterday that ADP Supplemental proxies prior to the meeting for a substantial number of votes were not included by the Inspectors in the count. Had they been in place and other matters properly resolved, in our opinion our group would have been elected. At this point the Committee is weighing options as to how to proceed but from all indications the nominees of the Committee will be elected at the reconvened meeting on February 2, 2007 if no other options work out.

     The Committee continues to be very concerned that present management of the Company is taking actions substantially detrimental to shareholders "on their way out", including for example entering into indemnification agreements (filed with you), potentially writing checks and otherwise "looting" the company. We again request your assistance to help avoid that unfortunate probability.

                                   Very truly yours,

                                   /s/ M. Richard Cutler

                                   M.  Richard Cutler